ATC HEALTHCARE, INC.
                               1983 Marcus Avenue
                          Lake Success, New York 11042

                                November 18, 2005

U.S. Securities and Exchange Commission
Washington, DC  20549

         RE:      ATC Healthcare, Inc., Registrant
                  Registration Statement on Form S-1
                  Post-Effective Amendment No. 1 filed on November 16, 2005 File Number 333-117266

Ladies and Gentlemen:

         ATC Healthcare, Inc. ("ATC Healthcare" or "we") hereby applies for withdrawal of the above Post-Effective Amendment No. 1 to the above Registration Statement on Form S-1 pursuant to the Commission's Rule 477.

         We inadvertently filed the above Post-Effective Amendment as a pre-effective amendment. After filing this application for withdrawal, we will file the Amendment again as a post-effective one.

         We hereby confirm that none of our shares were sold in connection with the offering under the above Amendment to the Registration Statement. We understand that no paid registration fee will be refunded.

         Please contact Andrew Reiben, our Chief Financial Officer, or me at
516.750.1600 with any questions.

                                            Sincerely,

                                            ATC Healthcare, Inc.

                                            /s/ David Savitsky
                                            David Savitsky
                                            Chief Executive Officer

cc:      David J. Hirsch, Esq.
         DKW Law Group LLC
         U.S. Steel Tower, 58th Floor
         600 Grant Street
         Pittsburgh, PA  15219